March 6, 2009

Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

> Re: The Motley Fool Funds Trust (the "Trust")
>   File Nos. 811-22264 and 333-156770

Dear Mr. Gerstein:

The staff has reviewed the Trust's registration statement filed on Form N-1A currently consisting of one series, the Motley Fool Independence Fund (the "Fund"). We have the following comments.

<u>Prospectus</u>

<u>General</u>

1.   At an appropriate location in the Prospectus, please disclose that the Fund is the Trust's only current series.

2.   Please advise the staff whether the term "Independence" in the Fund's name has any significance.

3.   Please revise the disclosure to delete equivocal language from the Prospectus and Statement of Additional Information ("SAI"). In this regard, in describing the Fund's investments or risks, please avoid using the phrases "such as" and "include" (rather than "consist of"), and the phrase "similar investments" when describing the Fund's principal investment strategies. In making these revisions, please comply with the plain English requirements of Rule 421 under the Securities Act of 1933 ("Securities Act").

4.   Please define the term "superior" as it is used throughout the Prospectus. For example, explain what is "**superior** long-term capital appreciation" and "**superior** long-term performance." (Emphasis added.) Also, if the terms "we" and "our" as used in the

Prospectus refer to someone other than the Fund, please clarify. In addition, briefly describe "The Motley Fool" at its place of first appearance in the Prospectus.

5.	We note that the Fund's "Approach to Investing" section states that "[i]n making its determinations, the Adviser also considers published information from The Motley Fool's newsletter services, the Motley Fool CAPS service, and the Motley Fool community." Moreover, the Prospectus appears to discuss various positions of, and to quote phrases ascribed to, The Motley Fool. For example, footnotes 13 and 17 state:

> The Motley Fool has long criticized the mutual fund industry for its exorbitant fees, and we've endeavored to keep our own price tag low. The charges you won't find listed here (because we don't ding you for them) include sales charges (loads) and 12b-1 marketing and distribution fees. . . . A word to the Foolishly wise**. . . .**

Please disclose in greater detail the nature of the relationships between the Motley Fool, the Fund, and the adviser, (Motley Fool Asset Management, LLC (the "Adviser")). That disclosure should explain any possible conflicts of interests generated by these relationships with respect to managing the Fund, and the nature of the measures adopted by the Fund to prevent it from obtaining unpublished information from the Publishing Affiliates. (*See* SAI comment under "Material Conflicts of Interest.") As the Fund acknowledges in footnote 15, "[l]ongtime followers know that The Motley Fool has written early and often about the virtues of index funds, which typically cost less than actively managed vehicles."

6.	 Is following the Motley Fool's newsletter and other products a principal investment strategy of the Fund? If yes, please disclose this in the Item 2 strategies and risks section.

7.	Please explain to the staff how the use of multiple footnotes facilitates an investor's ability to understand the information in the Prospectus. In using so many footnotes, has the Fund complied with the plain English requirements of Rule 421 under the Securities Act? Do the numerous footnotes, like those in the "Fees and Expenses" section of the Prospectus (excluding the footnotes contemplated by Form N-1A) confuse, distract, or hinder an understanding of the required information?

	Cover Page

8.	We note the "red herring" disclosure in this section. Please inform the staff whether the Fund is circulating the Prospectus to potential investors or others before filing a pre-effective amendment.

9.   Please revise the third paragraph into two paragraphs, which read as follows:

This prospectus has information about the Fund that you should know before you invest. You should read it carefully and keep it with your investment records.

The Securities and Exchange Commission has not approved or disapproved the Fund's shares or determined whether this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Principal Investment Strategies

10.   Please confirm that each principal investment strategy of the Fund (*e.g.*, if applicable, engaging in short sales, derivatives, and/or considering published information from The Motley Fool, etc.), including **each type** of equity and equity-related security and debt security (*e.g*., junk bonds) in which the Fund will invest is summarized in this section or revise the disclosure as appropriate. *See* Item 2(b) of Form N-1A. Also, provide additional risk disclosure in the Item 2 risk summary section commensurate with each type of equity, equity-related, and debt security in which the Fund may invest. *See* Item 2(c) of Form N-1A. This additional disclosure should summarize the risks of each type of investment. Is each investment strategy disclosed in the fourth paragraph a principal strategy of the Fund (*e.g.*, "third-party trust preferred stocks")? If not, revise the disclosure as appropriate.

11.   In describing each type of debt security in which the Fund may invest, disclose the credit quality rating of each instrument and what entity determines that rating (*e.g.*, a nationally recognized statistical rating organization). If the Fund may invest in unrated bonds, disclose whether an entity, such as the Adviser, will determine the comparable credit quality of the unrated debt. Also, if applicable, disclose that the Fund may invest in securities that are in default and summarize the risks of those investments. In addition, disclose whether the Fund will invest in fixed income securities with principal payments that are fixed, variable, or both, as well as the types of dividend payment and reset terms of the Fund's fixed income securities investments.

12.   Please disclose how the Fund will achieve capital appreciation by investing in debt instruments. In particular, describe how the Adviser analyzes debt securities for their capital appreciation potential.

13.   The last sentence of the fourth paragraph states, "income potential is considered by the Adviser when evaluating individual securities for investment by the Fund." Please disclose this consideration process in greater detail in the Item 4 disclosure. Given this consideration, please advise the staff why income is not a secondary investment objective of the Fund.

14.   Please disclose how the Morgan Stanley Capital International World Index ("Index") differs from the Fund's investments. For example, discuss the differences between the Index and the Fund's investments with respect to market capitalizations and the amount invested in emerging market countries and foreign countries in general.

15.   Please summarize, if appropriate, that the Fund will invest in emerging markets as a principal investment strategy.

16.   Please add disclosure explaining how the Fund's Adviser decides which securities to sell. *See* Item 4 (b)(2) of Form N-1A.

17.   Please clarify the types of American Depository receipts in which the Fund will invest (sponsored and/or unsponsored) and disclose applicable risks.

18.   Given the sixth footnote, are all of the strategies summarized in the fourth paragraph really principal investment strategies of the Fund? Would it be more appropriate to disclose some of these strategies as non-principal elsewhere in the Prospectus? If yes, we would not object to disclosing this information following the fee table and example disclosure under a "Non-Principal Strategies" heading.

19.   The last paragraph discloses that "the Fund **does not generally** engage in short-term trading." (Emphasis added.) Please disclose when the Fund will engage in this activity, and the impact it has on Fund costs. Reconcile short-term trading with the tax consideration in making investments, and the objective of long-term capital appreciation.

20.   In the fifth paragraph, in the second sentence, please revise the phrase "issuers of all sizes" to "issuers of all capitalization sizes."

        Principal Risks Factors

21.   Please revise this heading from "Principal Risk Factors" to "Principal Risks."

22.   We note that certain principal investment strategies of the Fund do not appear to be summarized in this section (*e.g.*, Real Estate Investment Trusts, Exchange Traded Funds ("ETFs"), debt securities, Master Limited Partnerships, warrants, and rights). Please revise the disclosure as appropriate. If applicable, disclose that investing in ETFs will result in duplicative fees for the Fund and, thus, indirectly, for its shareholders.

23.   It appears that the Fund may invest in both foreign and domestic companies of all capitalization sizes. Accordingly, please disclose the principal risks of each applicable capitalization size under appropriate headings. Also, in Item 4, please define the capitalization sizes in which the Fund may invest and disclose the source of those definitions (*e.g.*, the Adviser).

Investments in Equity Securities

24.   Please revise the disclosure so that market risks and management risks are discussed under their own separate headings in plain English.

25.   The last sentence states, "[t]here is also a risk that the judgments of the Adviser about the **attractiveness**, value, appreciation potential, and **risks of particular securities** will be incorrect." (Emphasis added.) In the Item 2 strategies section, please summarize those strategies involving the "attractiveness . . . and risks of particular securities" and include a definition of "attractiveness."

Currency Risk

26.   This section discloses that the Fund may hold "currency itself." If the Fund will invest in foreign currencies directly as a principal investment strategy, please disclose this in the Item 2 strategies section. Please disclose why the Fund will hold currency. This section also states that "the Adviser considers currency risks as part of its investment process." Please summarize this process in the Item 2 strategy section.

Who Should Invest in the Fund?

27.   Please relocate this section to precede the "Past Performance" section or to follow the "Fees and Expenses" section.

Fees and Expenses

28.   Please revise the second introductory sentence to read, "[o]ther Expenses are based on estimated. . . ."

29.   Please revise the "Annual Fund Operating Expense" line item to read, "Annual Fund Operating Expense (as a % of net assets)."

30.   Please confirm to the staff that the Fund does not anticipate incurring acquired fund fees and expenses ("AFFE") exceeding .01% (one basis point) during the Fund's first fiscal year, and that any expected AFFE fees have been included under the "Other Expenses" line Item.

31.   Please disclose in footnote 15 that managed funds generally have higher expenses than index funds.

32.   Please disclose in footnote (f) that the "expense limitation and reimbursement agreement" is contractual. Also, we note that under the terms of the agreement, the Adviser may recoup certain fees and expenses that it pays on the Fund's behalf or does not charge. While the disclosure states that the "Advisor has agreed to waive" these

payments, please note that a waiver is a relinquishment of a right. Given the Adviser's ability to recover amounts it forgoes, please use a word (*e.g.*, deferred) other than "waive" or "waived" to describe the Adviser's actions. Additionally, disclose that only the Board of Trustees (the "Board") may terminate the agreement. Also, disclose whether the Board must approve any recoupment payment made to the Adviser.

33.   If appropriate, explain in footnote (f) that certain expenses have been carved out of the contractual reimbursement agreement (*e.g.*, interest expenses and/or attorney fees). Also, disclose that to the extent the Fund incurs any of the carved out expenses, the net expenses shown in the fee table will be increased by those carved out amounts. In addition, disclose that the Fund does not expect to incur any of the expenses not covered by the agreement such as interest expenses during its first fiscal year of operations. Finally, please file the agreement as an exhibit to the registration statement.

34.   Please revise the expense reimbursement line item to indicate that it is a subtraction or reduction of the "Total Annual Fund Operating Expenses" line item (*e.g.*, insert the word "less" or a minus sign).

35.   Footnote (d) states, "[a]ssumes average net assets of $50 million." Please advise the staff of the basis for this assumption.

36.   Please define the term "ordinary operating expenses" disclosed in footnote (f). In addition, advise the staff of the Adviser's financial ability to meet its obligations under the expense ceiling agreement.

Example

37.   Please confirm to the staff that that only the one year figure reflects the net expenses under the reimbursement agreement and that the expense ratio used to calculate expenses thereafter are based on gross rather than net expenses.

The Fund's Approach to Investing

38.   Please confirm to the staff that any principal investment strategies and risks disclosed in this section are summarized in Item 2 or revise the Prospectus accordingly. If any strategy and/or risk disclosed in this section is non-principal, please clarify that information in the disclosure (*e.g.*, place the non-principal strategy and risk under a separate "Non-Principal" heading).

Our Hunting Ground

39.   Please clarify in the first sentence of this section that the conclusions drawn therein are based on the Adviser's opinion.

The Foolish Bottom Line

40.   Please inform the staff whether the Fund has obtained consent from the estate of Benjamin Graham to use his name in the Prospectus.

Additional Information About the Fund's Investments and Related Risks

41.   If appropriate, please revise this heading to read, "Additional Information About the Fund's Principal Investments and Related Risks." Also, confirm to the staff that any principal investment strategies and risks disclosed in this section are summarized in Item 2 or revise the Prospectus accordingly. Will the Fund engage in short sales as a principal investment strategy? If any strategies and risks disclosed in this section are non-principal, please clarify that information in the disclosure (*e.g.*, place the non-principal strategies and risks under a separate "Non-Principal" heading).

Exchange Traded Funds

42.   The Prospectus describes ETFs as index funds. Will the Fund only invest in ETFs that are index funds, or may it also invest in actively managed ETFs? Please revise the disclosure appropriately. Also, in the last sentence of the first paragraph, please revise the phrase "capital appreciation" to "long-term capital appreciation."

Master Limited Partnerships

43.   The Prospectus discloses that MLPs have two classes of owners or interests. Please disclose which class of MLP interest the Fund will acquire. If the Fund may invest in general partner interests, please disclose the risks, including liability risks, of such investments. Please disclose the "certain tax risks associated with these investments" referred to in the Prospectus. Also, if applicable, disclose any duplicative fees the Fund will pay as a result of investing in these instruments, as well as the incentive fees and other forms of compensation typically paid to the general partners.

Fixed-Income Securities

44.   Please disclose what limitations, if any, the Fund imposes on investing in junk bonds. Also, please refer to securities rated below investment grade as "junk bonds."

Short Sales

45.   Disclose the cost of engaging in short sales and confirm that those costs are included in the "other expenses" line item to the Fee Table.

Derivatives

46.   If appropriate, disclose that the Fund will invest in derivatives for speculative purposes and discuss all attendant risks.

Other Risks of Investing In The Fund

47.   Please clarify whether the risks discussed in this section are principal or not. Also, confirm to the staff that any principal risks disclosed in this section are summarized in Item 2 or revise the Prospectus accordingly.

Management of the Fund

48.   Please disclose that an incentive fee arrangement may cause the Adviser to take more risky positions or invest more aggressively than would be the case if the advisory fee were based exclusively on the amount of fund assets under management.

Advisory Fee

49.   Please explain to the staff how the 3% hurdle is consistent with Investment Company Act Release No. 7113 (April 6, 1972), which refers to a 10% hurdle. Did the Board consider the 3% threshold and if so, what conclusions did they reach regarding its appropriateness? Did the Board consider how the Fund's investments differ from that of the benchmark Index? Further, add risk disclosure to the Prospectus explaining that the Fund's performance fee structure may result in the implementation of the performance fee as a result of random or insignificant market fluctuations, as opposed to the Fund outperforming the Index. In addition, disclose that because the maximum monthly performance adjustment for the Fund applies whenever the Fund's performance exceeds the Index by 3.00% or more, regardless of actual Fund performance, the Adviser could receive a maximum monthly performance adjustment even if the performance of the Fund is negative.

50.   The second sentence of the second paragraph reads, "[i]f the Fund outperforms the index by 3 percentage points or more, the Monthly Performance Adjustment will be equal to +0.20%." Please revise this sentence to read, "[i]f the Fund outperforms the index by 3 percentage points or more, the Monthly Performance Adjustment will be equal to +0.20% of the average assets over the Performance Measurement Period." Also, disclose that the average assets over the Performance Measurement Period will likely differ from the average assets over the previous month, the number used to calculate the "Basic Fee." Accordingly, the dollar amount of one basis point of incentive fee may be more (or less) than the dollar amount of one basis point of the Basic Fee. In the SAI, please explain and disclose that if Fund assets declined rapidly during a 12 month period, and the Fund underperformed the index by more than 3%, then it is possible that the dollar amount of the incentive adjustment, calculated using average assets over the

Performance Measurement Period, may be more than the basic fee, which is calculated using the net assets over the last month. In that scenario, the Adviser may be obligated to pay the Fund instead of receiving an advisory fee.

51.   The second paragraph states, "[t]he Monthly Performance Adjustment is calculated by subtracting from the cumulative percentage performance of the Fund during the Performance Measurement Period (net of all expenses, including **advisory fees**). . . ." (Emphasis added.) Please clarify whether the bolded language should read "advisory fees" or "Basic Fee." If the advisory fee includes the incentive fee component, please advise the staff how the performance adjustment is calculated.

52.   The Monthly Performance Adjustment is calculated using Fund performance, net of all expenses. Please disclose whether Fund performance is calculated using the gross expenses of the Fund, or whether it includes any reductions paid by the Adviser under the Expense Limitation Agreement. If Fund performance is calculated using net expenses (*i.e.*, after reductions by the Adviser), then disclose the conflicts of interest involved. For example, is it possible for the Adviser to pay Fund expenses, thereby causing Fund performance to exceed the index by 3 percent? Under that scenario, is it possible for the Adviser to earn more under the incentive fee arrangement than the amount it pays under the Expense Limitation Agreement? Did the Board consider this possibility when approving the incentive fee arrangement?   Are there any procedures in place to monitor this possibility? Further, under the Expense Limitation Agreement, the Adviser may recover amounts it pays the Fund in future years. Did the Board also take this into account when approving the advisory fee arrangement? We may have further comments.

        Net Asset Value

53.   In the first sentence of the second paragraph, please revise the phrase "are not available" to "are not readily available." Also, revise the phrase "may be valued" to indicate what entity determines fair value (*e.g.*, the Adviser and/or a pricing service). Also disclose that the entity determining fair value will do so under the Board's supervision. If the Fund uses a pricing service, will the Fund always use the fair value determined by the pricing service? Is the statement in footnote 31 that the Fund "may" rely on a pricing service consistent with the disclosure in the third paragraph?

        How to Buy Shares

54.   Please define the term "proper form."

55.   This section states, "[s]hares of the Fund may be purchased **directly from the Fund** . . .You may purchase Fund shares at the NAV per share next computed after receipt of your purchase order in proper form and payment **by the Fund's transfer agent**, PNC Global Investment Servicing (U.S.), Inc. (the "Transfer Agent")." (Emphasis added.) May investors actually purchase Fund shares "directly from the

Fund" or must they actually place them with the Transfer Agent? Do investors mail orders to the Motley Fool Funds as indicated in the Purchase by Mail Section or to the Transfer Agent? Please clarify the disclosure and make conforming clarifications to the How to Redeem Shares section of the Prospectus.

56.   In various subsections of this section, the Fund explains that it may reject or cancel purchase orders or redemptions requests. Please disclose the maximum amount of time the Funds will take to reject or cancel a purchase order. Also, explain the authority allowing the Fund to cancel redemption requests. *See* Section 22(e) of the Investment Company Act of 1940 ("Investment Company Act").

57.   Please clarify whether the Fund's policy discussed in the fifth paragraph is done pursuant to the USA Patriot Act of 2001.

Small-Balanced Account Fee

58.   Please advise the staff why the minimum investment in the Fund is not $10,000. Also, advise the staff why the small-balanced account fee does not apply to omnibus accounts, group retirement plans, or employee savings plan accounts. Does the fee apply to individuals in the omnibus accounts? Disclose the economic cost of the small-balance account fee to investors in terms of percentage of amount invested.

Purchase by Internet

59.   Please disclose the risks of purchasing and redeeming Fund shares using the internet. Please disclose whether the Fund must follow reasonable procedures in order for it to disclaim any liability arising from mistaken or fraudulent internet transactions.

Purchase by Mail

60.   Please define the term "investment slip."

61.   Please clarify in the third paragraph that the Fund will mail a redemption payment to an investor upon clearance of the investor's purchase check.

Purchase Through an Authorized Securities Dealer or Mutual Fund Marketplace

62.   The first paragraph states, "[a]n order to purchase shares is deemed received by the Fund when the authorized securities dealer (or, if applicable, its authorized designee) receives the order in **good form (as determined by the particular authorized securities dealer),** and shares will be issued at the NAV per share next determined after receipt of your order." (Emphasis added.) Please define the term "good form." The Prospectus also uses the term "proper form." We suggest that the terminology be consistent.

63.   With respect to the limitations referenced in the second paragraph, please advise the staff what the nature of the limitations are, and whether the limitations imposed by other organizations would be permissible if imposed by the Fund itself.

64.   The disclosure in the last sentence of the third paragraph states, "[t]he Fund reserves the right to reject any purchase order received by an authorized securities dealer." Please reconcile this disclosure with the fact that when there is an agreement between the Fund and a financial intermediary under which the intermediary will sell shares on the Fund's behalf, all purchase orders received by the intermediary before 4:00 p.m. (EST) will receive that day's net asset value, and all orders received after 4:00 p.m. will receive the next day's net asset value. *See* Section 22(d) of the Investment Company Act. Please advise the staff how this Fund's policy allowing it to reject purchase orders as described in the third paragraph complies with the law of agency.

Canceled or Failed Payments

65.   This section states, "[i]f you pay for shares with a check or ACH transfer that does not clear, your purchase will be canceled. You will be responsible for any loses or expenses incurred by the Fund or the Transfer Agent. . . ." Please clarify that the shareholder will be responsible only for those loses or expenses incurred by the Fund or the Transfer Agent in connection with the check not clearing for the purchase order.

Market Timing and Abusive-Trading Activity Policy

66.   Please disclose the Fund's policies or procedures, if any, for addressing market timing when suspected or found within an omnibus account. For example, will the Fund terminate its relationship with an omnibus account or restrict its dealing with the account in some manner?

How to Redeem Shares

67.   In the first paragraph, the second sentence states, "[y]our shares will be redeemed at their current NAV per share next computed after receipt of your redemption request in proper form." Please disclose the entities to which redemption requests can be submitted.

Miscellaneous Information

Abandoned Accounts

68.   This section states, "[t]he Transfer Agent will consider your account abandoned if correspondence to your address of record is returned as undeliverable on more than two consecutive occasions, unless the Transfer Agent determines your new address." Please

advise the staff whether this policy is consistent with applicable state law. Disclose what the ramifications are if an account is deemed abandoned.

SAI

Investment Policies and Practices

69.   Please revise this section to distinguish principal investment strategies and risks from non-principal investment strategies and risks (*e.g.*, insert headings to differentiate them). Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are described in the SAI in compliance with Item 11(b) of Form N-1A or revise the disclosure as appropriate.

Securities of Other Investment Companies

70.   Please disclose the "limitations imposed by the 1040 Act [sic]" referenced in the second sentence.

Investment Restrictions

Fundamental Policies

71.   It is a position of the staff of the Commission that concentration occurs when 25% or more of a fund's total assets are invested in an industry or a group of industries. Accordingly, please revise the first fundamental investment restriction to state that the Fund will not invest 25% or more of its total assets in an industry or a group of industries.

72.   As reflected in the last sentence of the fifth policy, the Fund intends to engage in various types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please disclose that the Fund does not consider the listed transactions to be senior securities under the policy so long as the Fund establishes and maintains segregated accounts for each transaction. At an appropriate location in the text, disclose how the Fund will segregate assets as specified by the cited release and staff positions.

Non-Fundamental Policies

73.   Please revise the second fundamental restriction to disclose the total amount of assets the Fund may pledge as security for indebtedness. We note that any such amount should not exceed one-third of the Fund's total assets. *See* Section 18 of the Investment Company Act. *See also*, *Salomon Brothers*, pub. avail. (May 4, 1975).

74.   The paragraph following the fourth non-fundamental investment restriction states that "[e]xcept as otherwise may be stated, all percentage limitations on the Fund's investment practices set forth in this SAI and the Prospectus apply at the time of an investment or a transaction, and a subsequent change in percentage resulting from a change in value of the investment or the total value of the Fund's assets will not constitute a violation of such restriction." Please revise this disclosure to clarify an exception for the Fund's investments in illiquid securities and borrowings.

Portfolio Managers

Material Conflicts of Interest

75.   Please revise the Prospectus to supplement the disclosure provided in the fifth paragraph of this section as follows: Explain and expand upon the "measures" that have been adopted to prevent the Adviser's personnel from obtaining information from the Publishing Affiliates. Disclose the nature of the wall of separation between the Adviser and the Publishing Affiliates. In disclosing this information in the Prospectus, discuss all applicable conflicts of interest that may arise from the Fund obtaining investment advice from both the "Publishing Affiliates" and Adviser. For example, will the Fund purchase and hold securities based upon the "opinions and recommendations" of the Publishing Affiliates, even when the Adviser's analysis would dictate that the Fund sell the securities? Please advise the staff how the Fund's Chief Compliance Officer will monitor the wall of separation and the conflicts of interest.

Portfolio Holdings Information

76.   The third paragraph states that "the Fund's service providers, including the administrator, legal counsel and auditors, may receive portfolio holdings information in connection with their services to the Fund." If the Fund has any current ongoing arrangements with its service providers, or others, under which nonpublic information about the Fund's portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities. *See* paragraph (f)(1)(v) of Item 11 of Form N-1A. In this regard, it appears as if the Fund has such a current ongoing relationship with its Adviser. If applicable, clarify that the Adviser, on behalf of the Fund and acting pursuant to the Fund's policies and procedures, provides information to certain entities on a continuous daily basis. Please disclose what type of confidentiality agreements apply (*e.g.*, contractual) to the entities who may receive non-public portfolio information on an ad-hoc basis (*e.g.*, rating and ranking organizations), as well as to those with which the Fund has ongoing disclosure arrangements (*e.g.*, the Adviser). The disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information. In addition, where there is no contractual obligation of confidentiality, disclose that the Board will determine that the other conditions of confidentiality adequately safeguard the Fund and its shareholders against improper

disclosure of the Fund's portfolio holdings. In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

77.   Please disclose the manner in which the Board exercises oversight of disclosure of the Fund's portfolio securities. *See* Item 11(f)(1)(vii) of Form N-1A. For example, will a Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise? Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (*e.g.*, quarterly)?

Closing

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

        Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

        Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities

 We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review